
FEB 27 2002

CM



02003678

Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51198

FV 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Point West Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Montgomery St., Suite 250

(No. and Street)

San Francisco, CA 94116

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caleb Ng (415) 394-9467 ext: 137

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

(Name — *if individual, state last, first, middle name*)

555 California St San Francisco, CA 94101

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)


BB
3/21

OATH OR AFFIRMATION

I, Bradley N. Rotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Point West Securities, LLC, as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

County of: San Francisco
State of: California

[Signature] 2/26/02
Signature

Managing Director
Title

[Signature]
Notary Public

CALEB NG
Commission # 1250433
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Point West Securities, LLC for the year ended December 31, 2001
with Report of Independent Auditors

Point West Securities, LLC

Statement of Financial Condition

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

■ Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Director of the Board of the Sole Member of
Point West Securities, LLC

We have audited the accompanying statement of financial condition of Point West Securities, LLC (a Delaware Limited Liability Company) as of December 31, 2001. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Point West Securities, LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 14, 2002

Point West Securities, LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	109,744
Other assets		81
Total assets	$	109,825
Member's equity		
Paid-in capital	$	3,803
Retained earnings		106,022
Total member's equity	$	109,825

See accompanying notes.

Point West Securities, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Summary Description of Business Activities

Point West Securities, LLC (the "Company" or "PWS") is a limited liability company formed on July 7, 1998 in the State of Delaware. The Company is a wholly owned subsidiary of Point West Capital Corporation ("PWCC"). The Company received its license from the National Association of Securities Dealers, Inc. ("NASD") to become a licensed securities broker-dealer in December 1998. In addition, PWS is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and in the State of California.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). As a wholly-owned subsidiary of PWCC, the statement of financial condition of PWS does not necessarily reflect the financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Net Capital Requirements

As a registered broker and dealer with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined by the Rule. At December 31, 2001, the Company had net capital of $107,549, as defined, which was $102,549 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2001.

4. Subsequent Events

PWCC entered into an agreement to sell PWS as of December 31, 2001. The closing date of the agreement will occur only after the purchaser has received written approval of the transaction from both the NASD and the state of California. As of February 14, 2002, the purchaser has not received written approval. As a result of the agreement, all business activities for PWS have ceased.